Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three and Six Months Ended June 30, 2005 and 2004

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Basic - assumes no dilution:

Net income for the period	$33,507	$18,937	$60,155	$40,628

Weighted average number of common shares outstanding during the period	42,886	42,732	42,876	42,727

Net income per share – basic	$0.78	$0.44	$1.40	$0.95

Diluted - assumes full dilution:

Net income for the period	$33,507	$18,937	$60,155	$40,628
Interest expense, net of tax, on dilutive Senior Convertible Notes	685	685	1,369	1,369

Adjusted net income for the period	$34,192	$19,622	$61,524	$41,997

Weighted average number of common shares outstanding during the period	42,886	42,732	42,876	42,727
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	84	58	101	46
Common stock units related to Deferred Equity Compensation Plan for Directors	184	151	184	151
Common stock units related to Deferred Compensation Plan for Employees	146	27	146	27
Restricted common stock units related to Incentive Compensation Plan	189	—	119	—
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	4,343	4,343	4,343	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	47,832	47,311	47,769	47,294

Net income per share – diluted	$0.72	$0.41	$1.29	$0.89